press release

ArcelorMittal South Africa announces supply agreement with Sishen Iron Ore Company

Luxembourg, Tuesday 5 November 2013, 3.30pm CET – ArcelorMittal announces today that its 51% subsidiary, ArcelorMittal South Africa, has reached an agreement with Sishen Iron Ore Company Ltd (SIOC), a subsidiary of Kumba, relating to the long-term supply of iron ore.

The agreement, which will become effective from 1 January 2014, allows ArcelorMittal South Africa to purchase up to 6.25 million tonnes a year of iron ore from SIOC, complying with agreed specifications and lump-fine ratios.

The price of iron ore sold to ArcelorMittal South Africa by SIOC will be determined with reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen Mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate.

While all prices will be referenced to Sishen Mine costs (plus 20%) there is an agreed price for pre-determined quantities of iron ore for the first two years of the agreement.

This volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to ArcelorMittal from the Thabazimbi mine, the operational and financial risks of which will pass from ArcelorMittal to Kumba under the terms of this agreement.

Today’s agreement settles various disputes between the parties.

A full version of today’s ArcelorMittal South Africa SENS (Stock Exchange News Service) announcement can be found at http://corporate.arcelormittal.com/~/media/Files/A/ArcelorMittal/news-and-media/press-releases/2013/Supply-arrangement-Kumba-AMSA-SENS-announcement.pdf